Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

December 12, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Level 3 Communications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 1-15658

Dear Mr. Spirgel:

We received your letter dated November 29, 2007 (the “Letter”), setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the Fiscal Year Ended December 31, 2006, filed under the Securities Exchange Act of 1934 (the “Form 10-K”).  Our response to the comment is set forth below.  For the convenience of the Staff, the comment from the Letter is restated verbatim prior to our response, which is set off by “Our Response”.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 20-Condensed Consolidating Financial Information, page F-74

                Please amend the 2006 Form 10-K to present the condensed consolidating financial information on an audited basis as required by Rule 3-10(2)(i) of Regulation S-X.

Our Response

                Complied.  Today, we are filing via the SEC’s Edgar Filing system an amendment to our Form 10-K for the fiscal year ended December 31, 2006 on Form 10-K/A to present the condensed consolidating financial information on an audited basis.

*              *              *              *              *

Level 3 acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-K/A.  Level 3 acknowledges that the Staff’s comments or changes in disclosure in the Form 10-K and the Form 10-K/A in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that Level 3 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (720) 888-8286.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President, Controller and
Principal Accounting Officer

cc: Neil J. Eckstein, Esq.